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Filed by Inet Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Registration No.: 333-117454
Subject Company: Inet Technologies, Inc.
Commission File No. 000-24707

FOR MORE INFORMATION, CONTACT: Ms. Kelly H. Love, CFA Director of Investor Relations 469-330-4171

INET TECHNOLOGIES CALLS SPECIAL MEETING OF STOCKHOLDERS
TO VOTE ON PROPOSED ACQUISITION BY TEKTRONIX

Richardson, Texas, USA—August 31, 2004—Inet Technologies, Inc. (NASDAQ: INET), a leading global provider of communications software solutions that enable carriers to more strategically and profitably operate their businesses, today announced that it will hold a special meeting of stockholders on September 30, 2004 for the purpose of asking stockholders to consider and vote upon a proposal to approve the company's previously announced agreement to be acquired by Tektronix, Inc. The meeting will be held at 8:30 a.m. Central time on September 30, 2004 at the Company's headquarters located at 1500 North Greenville Avenue, Richardson, Texas. All Inet common stockholders of record at the close of business on August 27, 2004 will be entitled to vote at the meeting.

About Inet

Founded in 1989, Inet is a global provider of communications software products that enable communications carriers to more strategically and profitably operate their businesses. Its Unified Assurance™ Solution and Diagnostics products help Inet's customers reduce capital and operating expenditures, improve customer acquisition and retention rates, protect and grow revenues, and more quickly and effectively develop products or services. Using Inet's Unified Assurance Solution products, communications carriers are able to simultaneously manage their voice and data services at the network, service and customer layers to detect network and service problems in real time, enabling proactive identification of specific customers impacted by network or service issues. Inet's Diagnostics products assist communications carriers and equipment manufacturers in quickly and cost-effectively designing, deploying and maintaining current- and next-generation networks and network elements. Inet is headquartered in Richardson, Texas and has approximately 497 employees worldwide. Inet is an ISO 9001 registered company. For more information, visit Inet on the Web at www.inet.com.

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This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, without limitation, statements regarding the proposed acquisition of Inet by Tektronix and the date of the proposed special meeting of Inet stockholders. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially. These risks and uncertainties include, among others: possible adjournment or postponement of the special meeting of Inet stockholders; failure to satisfy conditions to closing of the merger, including receipt of Inet stockholder approval; and the risk that the benefits of Inet's acquisition by Tektronix will not be achieved or will take longer than expected. For a discussion of other risks that could cause actual results or events to differ materially from such forward-looking statements, see the discussion of "Risks Factors" in Inet's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended June 30, 2004 and in Amendment No. 1 to Registration Statement on Form S-4 filed with the Securities and Exchange Commission by Tektronix, Inc. on August 27, 2004.

Additional Information About the Acquisition and Where to Find It

Tektronix and Inet have filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4, which contains a proxy statement/prospectus with respect to the acquisition and other relevant materials. WE URGE INET STOCKHOLDERS AND INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT TEKTRONIX, INET AND THE ACQUISITION. The proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other reports and documents filed by Tektronix or Inet with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

Investors and security holders may obtain copies of all documents filed with the SEC relating to the acquisition, free of charge, at the SEC's web site (www.sec.gov). Investors and security holders may also obtain these documents free of charge from Tektronix at the Investor Relations link on Tektronix' web site at www.tektronix.com or by contacting Tektronix' Investor Relations at (503) 627-5614. Documents are also available at the link entitled SEC filings in the Investor Relations section of Inet's web site, www.inet.com, or by contacting Inet's Investor Relations at (469) 330-4171.

Tektronix and Inet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Tektronix and Inet and information about other persons who may be deemed participants in this transaction are included in the proxy statement/prospectus. You can find information about Tektronix' directors and executive officers in Tektronix' proxy statement (DEF14A) filed with the SEC on August 19, 2004. You can find information about Inet's directors and executive officers in their proxy statement (DEF14A) filed with the SEC on April 9, 2004. You can obtain free copies of these documents from the SEC or from Tektronix and Inet using the contact information above. In addition, directors and executive officers of Inet may have direct or indirect interests in the acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding Tektronix, Inet and the interests of their respective directors and executive officers in the acquisition is contained in the definitive proxy statement/prospectus.

We urge Inet's stockholders to read the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any future report and document filed with the SEC by Tektronix and Inet, before making any voting or investment decision with respect to the acquisition.

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Inet Technologies and Unified Assurance are trademarks of Inet Technologies, Inc. All other trademarks or registered trademarks belong to their respective owners.

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INET TECHNOLOGIES CALLS SPECIAL MEETING OF STOCKHOLDERS TO VOTE ON PROPOSED ACQUISITION BY TEKTRONIX